                                                |------------------------------|
                                                |         OMB APPROVAL         |
                                                |  --------------------------  |
                                                |  OMB Number: 3235-0145       |
                                                |  Expires: October 31, 1994   |
                                                |  Estimated average burden    |
                                                |  hours per response...14.90  |
                                                |------------------------------|


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No.       )*
                                           -------

                            Marion Cap Holdings Inc.
   -------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, Without Par Value
   -------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    568635106
   -------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-----------------------                                 -----------------------
  CUSIP NO. 568635106                 13G                Page  2  of  5  Pages
            ---------                                        -----  -----
-----------------------                                 -----------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fifth Third Bancorp
                      31-0854434
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [x]

                                                              (b)  [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporation
--------------------------------------------------------------------------------
                                     5    SOLE VOTING POWER
           NUMBER OF
             SHARES                                 54,000
          BENEFICIALLY
            OWNED BY              ----------------------------------------------
              EACH                   6    SHARED VOTING POWER
           REPORTING
             PERSON                                 0
              WITH
                                  ----------------------------------------------
                                     7    SOLE DISPOSITIVE POWER

                                                    0
                                  ----------------------------------------------
                                     8    SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               54,000
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                              NOT APPLICABLE
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               3.97%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                               HC
---------- ---------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

Marion Cap Holdings, Inc.                                           Page 3 of 5
568635106

Item 1 (a)                 Name of Issuer:

                           Marion Cap Holdings, Inc.

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           100 West Third Street
                           Marion, Indiana  46952


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bancorp
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263


Item 2 (d)                 Title of Class of Securities:

                           Common Stock, without par value

Item 2 (e)                 CUSIP Number:

                           568635106

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section
                           240.13(d-1)(b)(ii)(G) of the Exchange Act Rules.

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 54,000 outstanding shares of the Common Stock of Marion Cap Holdings, Inc., no par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 0 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

Marion Cap Holdings, Inc.                                           Page 4 of 5
568635106

                  Powers:                                        No. of Shares
                  Full voting; full dispositive                        0
                  Full voting; shared dispositive                      0
                  Full voting; no dispositive                          54,000
                  Shared voting; full dispositive                      0
                  Shared voting; shared dispositive                    0
                  Shared voting; no dispositive                        0
                  No voting; full dispositive                          0
                  No voting; shared dispositive                        0
                  No voting; no dispositive                            0

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 3.97%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                    54,000

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                    0

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                          0

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                          0

Item 5                     Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of the
banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

         List of Banking Subsidiaries                Federal Tax ID Number      Item 3 Classification
         ----------------------------                ---------------------      ---------------------
         Fifth Third Bank                                 31-0854433                    BK
         Fifth Third Bank of Columbus                     31-1137357                    BK
         Fifth Third Bank of Northwestern Ohio            34-4208980                    BK
         Fifth Third Bank of Florida                      59-3085783                    BK
         Fifth Third Bank of Northern Kentucky            61-0335110                    BK

Marion Cap Holdings, Inc.                                           Page 5 of 5
568635106

         Fifth Third Bank of Central Indiana         35-0545660                         BK
         Fifth Third Bank of Western Ohio            31-0676865                         BK
         Fifth Third Bank of Kentucky, Inc.          61-0290030                         BK
         Fifth Third Bank of Northeastern Ohio       34-1796329                         BK
         CNB Bancshares, Inc.                        35-1568731                         BK


Items 8-9         Not Applicable


Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 2000
-----------------
Date

THE FIFTH THIRD BANCORP



By:    MICHAEL K. KEATING
   -------------------------


Name:   Michael K. Keating
     -----------------------
Title:  Secretary